FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated March 31, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: March 31, 2005

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

March 31, 2005

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated March 31, 2005

cc:

At The Company:

At The Investor Relations Company, Chicago:

Daryl Hixt, Corporate Communication

Mike Arneth or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

marneth@tirc.com or wwallace@tirc.com

FOR IMMEDIATE RELEASE

AMS HOMECARE PROVIDES ADDITIONAL DETAIL

ON POTENTIAL OF ULTRA WIDEBAND TECHNOLOGY

Vancouver, British Columbia, March 31, 2005 - AMS Homecare Inc. (OTCBB: AHCKF) today provided additional background on the Ultra Wideband technology and the potential impact on the company of its previously announced agreement with Wireless 2000.   AMS received the rights to distribute Wireless 2000’s products into the health care, residential elder care, medical offices and hospital markets in North America.

“This is an important and most significant development in the evolution of AMS Homecare,” said CEO Harj Gill.  “UWB technology’s unique capabilities provide us the means to access the large North American hospital market.   Previously, technological limitations of our system made it suitable only for elder care facilities.

“We believe the environment is ideal for the introduction of a UWB-based system.  It provides greater flexibility, covers a greater area and allows fuller identification than systems currently in use.  Additionally, it is relatively easy to install and more cost effective than current systems. The basic configuration can easily accommodate a small community or very large multi-building facilities with multi-level services from patient care to laboratories within the area,” Gill added.

Gill noted that the company’s recent upgrade of its IER remote diagnostics and monitoring software makes it an ideal fit with UWB technology.  It will allow more comprehensive monitoring than is possible with the current hardware in use.  It opens up new and, potentially, very large markets for the company. Among these is the market for remote monitoring and diagnostics services in hospitals, he added.

 “UWB technology allows us to expand our efforts to include larger facilities.  There are over 6,000 hospitals in the United States alone, all of which could benefit significantly from the use of the new system.   For example, the location of equipment needed in an emergency can be precisely tracked.  By knowing the exact location of each item, hospital staff could more quickly retrieve the equipment and move it to where it is needed, especially during emergency situations when time is extremely critical. This should improve the ability to deliver the highest possible patient care,” Gill said

“The module upgrade to the IER System was designed for seamless immediate integration to systems such as the UWB technology and database interface within one program”, stated Ken Falcon, manager of IER Systems at AMS Homecare.

“The UWB enhancement to our emergency and security systems is an evolutionary step.  It creates a new platform for users. This new platform will allow healthcare facilities to receive emergency calls, track critical patients, personnel and equipment in one global system.   It will be a major enhancement to systems in all types of facilities.  It has a very flexible mainframe that may be configured to suit many types of applications in healthcare.  Its flexibility allows the addition of new features as they are developed.  This new wireless technology should create additional demand for IER Systems as specific configurations are introduced in the coming months,” Falcon added.

“Obviously, better use of equipment has security and cost savings implications at a time when hospitals are struggling to contain their costs.  Scarce and expensive equipment and other materials such as drugs can be better protected against theft.  It is possible that a hospital or other facility could reduce the amount of certain equipment it needs because equipment can be used more efficiently,” Gill said.

Gill also said key staff members can be provided with transmitters so their whereabouts in the hospital is known.  This information should make it easier to contact them and dispatch them to where they are needed.

Ambulatory patients can also be provided with transmitters.  As they move throughout the facility, not only their location but key diagnostic data can be monitored. Because Ultra Wideband technology has excellent wall penetrating ability, patients can be monitored regardless of where they go in the facility.  Elder care, psychiatric and other facilities where patients may become disoriented would be able to monitor the movement of vulnerable individuals.  When they enter locations where their safety or well-being may be compromised, staff will be able to quickly intervene before an unsafe situation develops.

 UWB has the additional advantage of being low power despite its extensive capability.  This ensures it will not interfere with critical diagnostic equipment.  It also does not require a license to install or operate, minimizing administration of the system.

Gill noted elder care and similar facilities have been AMS Homecare’s primary markets and the company will continue marketing efforts directed toward them because they also stand to benefit from the capabilities of UWB technology.

The implications of using Ultra Wideband technology in hospitals and other healthcare settings go far beyond direct patient care   The ability of a facility to help avoid unsafe situations should, over the long-term, have a positive impact on its insurance costs.   It will even be possible for several different facilities in an area to be linked together in a single system.

“We expect to begin marketing the new UWB-based system within a matter of months.  We announced that we agreed with Wireless 2000 on terms providing that they will develop and deliver a commercially viable system within one year.  We anticipate that it will not require the entire period specified for the system to be ready, although it is too early to predict actual delivery.  The time interval provides us with an opportunity to develop a marketing strategy and acquire resources needed to effectively access the huge North American hospital, elder care medical office and other healthcare markets, which we estimate to be in the range exceeding US$2 billion,” said Gill.

Gill stated that the healthcare market is only one application for UWB-based systems.  There are a myriad of commercial and industrial applications including inventory control, equipment security and monitoring staff safety.  AMS, over the longer term, will explore those opportunities.  However, the immediate priority will be to capitalize on the healthcare market opportunity.  He noted that a recent study of spending on security, the general category into which the system falls, indicates that demand for electronic security and monitoring products market is expected to grow by 8.7 percent and reach US$15.5 billion annually by 2008.

“This is a very robust market.  We can grow dramatically and generate substantial increases in revenues and earnings even if we focus only on the healthcare niche,” he added.

“We are still developing a pricing structure for the system for the UWB-based system,” said Ms. Rani Gill, AMS Homecare president and chairman.  “There are a variety of pricing options available ranging from outright purchase by a healthcare facility to a lease arrangement.  We anticipate that we will also generate additional revenues beyond the original cost through agreements that involve maintenance and periodic upgrades of the new system.

“We expect the UWB-based system to generate better margins than the version of our IER system currently in use.  This is because the capabilities of UWB technology do not require additional hardware, such as repeater stations, to achieve full coverage of a large facility like a hospital.  This will also allow us to price the UWB system competitively with existing systems.  We have not yet established specific pricing but, based on the cost of current systems, we will be able to recoup our investment very quickly, particularly as we penetrate the hospital market.” Ms. Gill said.

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.

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